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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-1

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2)

                            ------------------------

                               CORDIS CORPORATION
                           (Name of Subject Company)

                               JOHNSON & JOHNSON
                             JNJ ACQUISITION CORP.
                                   (Bidders)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                       (INCLUDING THE ASSOCIATED RIGHTS)
                         (Title of Class of Securities)

                                    21852510
                     (CUSIP Number of Class of Securities)

                            ------------------------

                             JOSEPH S. ORBAN, ESQ.
                               JOHNSON & JOHNSON
                          ONE JOHNSON & JOHNSON PLAZA
                        NEW BRUNSWICK, NEW JERSEY 08933
                                 (908) 524-2488
          (Name, Address and Telephone Number of Persons authorized to
            Receive Notices and Communications on Behalf of Bidders)

                            ------------------------

                                    COPY TO:

                            ROBERT A. KINDLER, ESQ.
                            CRAVATH, SWAINE & MOORE
                                WORLDWIDE PLAZA
                               825 EIGHTH AVENUE
                            NEW YORK, NEW YORK 10019
                                 (212) 474-1000

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                               Page 1 of 53 pages
                        Exhibit Index located on Page 4
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     JNJ Acquisition Corp. and Johnson & Johnson hereby amend their Tender Offer
Statement on Schedule 14D-1 (the "Statement"), originally filed on October 19, 1995, as amended by Amendment No. 1, with respect to JNJ Acquisition Corp.'s offer to purchase all outstanding shares of Common Stock, par value $1.00 per share, of Cordis Corporation, a Florida corporation, together with any associated rights, as set forth in this Amendment No. 2. Capitalized terms not defined herein have the meanings assigned thereto in the Statement.

ITEM 1.  SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is Cordis Corporation, a Florida corporation (the "Company"), and the address of its principal executive offices is 5200 Blue Lagoon Drive, Suite 200, Miami, Florida 33126.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     On October 24, 1995, JNJ Acquisition Corp. delivered a demand to the Company, requesting that the Board of Directors fix a record date to determine the shareholders entitled to take certain actions by written consent, and J&J issued a press release, a copy of which is attached hereto as Exhibit (a)(10) and is incorporated herein by reference.

ITEM 10.  ADDITIONAL INFORMATION.

     Multiple class action complaints have been filed against the Company and its directors by shareholders of the Company seeking declaratory and injunctive relief. Copies of these complaints are attached hereto as exhibits (g)(2)-(4) and are incorporated herein by reference.

     On October 24, 1995, J&J issued a press release, a copy of which is attached hereto as Exhibit (a)(10) and is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     (a)(10) Press Release, dated October 24, 1995.

     (g)(2) Complaint in Brickell Partners and Harry Lewis v. Robert C. Strauss, et. al. filed in the United States District Court for the Southern District of Florida on October 20, 1995.

        (3) Complaint in Brickell Partners v. Robert C. Strauss, et. al. filed in the 11th Judicial Circuit in and for Dade County, Florida on October 19, 1995.

        (4) Complaint in Harry Lewis v. Robert C. Strauss, et. al. filed in the Circuit Court for the 11th Judicial Circuit in and for Dade County, Florida on October 19, 1995.

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                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 24, 1995

                                          JOHNSON & JOHNSON

                                          By: /s/  JAMES T. LENEHAN

                                            ------------------------------------
                                            Name: James T. Lenehan
                                            Title: Member, Executive Committee

                                          JNJ ACQUISITION CORP.

                                          By: /s/  JOSEPH S. ORBAN

                                            ------------------------------------
                                            Name: Joseph S. Orban
                                            Title: President

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                               INDEX TO EXHIBITS

                                                                                      SEQUENTIALLY
  EXHIBIT                                                                               NUMBERED
   NUMBER                                    EXHIBIT                                      PAGE
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
 (a)   (10)  Press Release, dated October 24, 1995. ................................
 (g)    (2)  Complaint in Brickell Partners and Harry Lewis v. Robert C. Strauss,
               et.al. filed in the United States District Court for the Southern
               District of Florida on October 20, 1995. ............................
 (g)    (3)  Complaint in Brickell Partners v. Robert C. Strauss, et.al. filed in the 11th Judicial Circuit in and for Dade County, Florida on October
               19, 1995. ...........................................................
 (g)    (4)  Complaint in Harry Lewis v. Robert C. Strauss, et.al. filed in the
               Circuit Court for the 11th Judicial Circuit in and for Dade County,
               Florida on October 19, 1995. ........................................

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